SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 61)1

    Berkshire Hathaway Inc.

(Name of Issuer)

    CLASS A COMMON STOCK, PAR VALUE $5.00 PER SHARE

CLASS B COMMON STOCK, PAR VALUE, $0.0033 PER SHARE

(Title of Class of Securities)

    084670108

084670702

(CUSIP Number)

    WARREN E. BUFFETT

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    July 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	084670108	2 OF 4 PAGES
084670702

1	NAMES OF REPORTING PERSONS Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,000 shares of Class A Common Stock owned directly and beneficially by Mr. Buffett 26,675,175 shares of Class B Common Stock owned directly and beneficially by Mr. Buffett
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 350,000 shares of Class A Common Stock owned directly and beneficially by Mr. Buffett 26,675,175 shares of Class B Common Stock owned directly and beneficially by Mr. Buffett
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000 shares of Class A Common Stock 26,675,175 shares of Class B Common Stock

CUSIP NO.	084670108	3 OF 4 PAGES
084670702

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    37.20% of the outstanding shares of Class A Common Stock

    2.50% of the outstanding shares of Class B Common Stock

    33.67% of the aggregate voting power of the outstanding shares of Class A Common Stock and

    Class B Common Stock

    22.27% of the economic interest of the outstanding shares of Class A Common Stock and Class B     Common Stock

14	TYPE OF REPORTING PERSON IN

CUSIP NO.	084670108	4 OF 4 PAGES
084670702

Item 5 of this Schedule 13D is amended to add the following:

(a) - (b) Mr. Buffett owns, and has the sole power to vote and to dispose of, 350,000 shares of Class A Common Stock and 26,675,175 shares of Class B Common Stock, representing approximately 37.20% of the outstanding shares of Class A Common Stock, 2.50% of the outstanding shares of Class B Common Stock, 33.67% of the aggregate voting power of the outstanding shares of both classes, and 22.27% of the economic interest of the outstanding shares of both classes.

(c) On June 4, 2011, Mr. Buffett donated 5,246 shares of Class B Common Stock to a charitable foundation.

On July 6, 2011, Mr. Buffett donated 19,344,522 shares of Class B Common Stock to the Bill and Melinda Gates Foundation pursuant to his previously announced irrevocable pledge to this foundation.

On July 6, 2011, Mr. Buffett donated 1,934,452 shares of Class B Common Stock to the Susan Thompson Buffett Foundation pursuant to his previously announced irrevocable pledge to this foundation.

On July 6, 2011, Mr. Buffett donated 677,056 shares of Class B Common Stock to each of the Sherwood Foundation, the Howard G. Buffett Foundation and the NoVo Foundation pursuant to his previously announced irrevocable pledges to these foundations.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: July 8, 2011

WARREN E. BUFFETT

/s/ Warren E. Buffett